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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 3


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            SCHERER HEALTHCARE, INC.
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                                (Name of issuer)

                          Common Stock, $.01 Par Value
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                                   806530-10-1
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                                 (Cusip Number)

   Bruce L. Newberg                                          Jon Brooks
11601 Wilshire Boulevard                             265 East 66th Street, #25F
 Los Angeles, CA 90025                                  New York, NY   10021

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             NUTTER MCCLENNEN & FISH
                           Boston, Massachusetts 02110
                                 (617) 439-2000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 January 8, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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




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CUSIP No. 806530-10-1                SCHEDULE 13D             Page 2 of 6 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  BRUCE L. NEWBERG
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) [ ]
                                                                         (B) [X]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  WC, OO
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                           7.     SOLE VOTING POWER

                                  0
   NUMBER OF               -----------------------------------------------------
    SHARES                 8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                       3,748.78
    EACH                   -----------------------------------------------------
  REPORTING                9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                         0
                           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  3,748.78
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,748.78
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  less than 1%
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14.               TYPE OF REPORTING PERSON

                  IN
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



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CUSIP No. 806530-10-1                SCHEDULE 13D             Page 3  of 6 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JON BROOKS
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) [ ]
                                                                         (B) [X]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  PF
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                           7.      SOLE VOTING POWER

                                   0
   NUMBER OF               -----------------------------------------------------
    SHARES                 8.      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                        0
    EACH                   -----------------------------------------------------
  REPORTING                9.      SOLE DISPOSITIVE POWER
   PERSON
    WITH:                          0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER

                                   0
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11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
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12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                             [ ]
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13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0
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14.            TYPE OF REPORTING PERSON

               IN
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


CUSIP No.  806530-10-1            SCHEDULE 13D                 Page 4 of 6 Pages
          -------------                                            ---  ---


THIS SCHEDULE 13D AMENDS AND SUPPLEMENTS THAT CERTAIN SCHEDULE 13D FILED ON SEPTEMBER 17 , 1999, AS AMENDED BY AMENDMENT NO. 1 FILED ON JULY 18, 2000, AND AMENDMENT NO. 2 FILED ON SEPTEMBER 5, 2000.


ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Persons have disposed of all Common Stock of the Issuer for the purpose of eliminating all financial and investment exposure to the financial and operational management decisions undertaken, and which may be undertaken in the future, by the Company and Robert Scherer, the Company's Chief Executive Officer.

         Over the last two years or more, the Reporting Persons have sought to have the Issuer's Board of Directors examine or undertake one or more transactions that could benefit public shareholders of the Issuer, and which would have one or more of the effects described in Item 4(a) to (j). Such recommended transactions included payment of dividends, sale or merger of the Issuer, the repurchase of the Issuer's stock, or acceptance of the Reporting Persons offer to purchase the Company for a price of $5.00, or higher, per share in cash. Such proposals were intended to address the stagnation of stockholder value that occurred during recent years following poor investments of available cash by the Company and allegations of improper conduct against Robert Scherer, the Company's chief executive officer.

         The Reporting Persons determined to dispose of Common Stock based upon the Company's repeated failure to adequately address such matters, continued dispersion of Company assets in questionable outside investments and the failure of the Company to adequately explain to the Reporting Persons financial statement reporting uncertainties regarding such investments, including possible defaults and write-off of investments in Econometrics, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Common Stock of the Issuer as of the date hereof is as follows:

(i) Mr. Newberg currently owns no shares of Common Stock of the Issuer. However, Mr. Newberg owns shares of Convertible Preferred Stock of the Issuer which are convertible into 3,747.78 shares of Common Stock. Thus, Mr. Newburg may be deemed to be the beneficial owner of 3,747.78 shares of Common Stock of the Issuer.

(ii) Mr. Brooks no longer owns any shares of the Common Stock of the Issuer, either individually or in his Individual Retirement Account Beneficial ownership of shares held or controlled by Mr. Newberg is hereby disclaimed by Mr. Brooks

(iii) The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting
         Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on an aggregate 4,321,165 shares of Common Stock reported outstanding by the Issuer in 10-Q/A filed on January 5, 2001

CUSIP No.  806530-10-1             SCHEDULE 13D                Page 5 of 6 Pages
          -------------                                            ---  ---


         (c) The following transactions in the Issuer's Common Stock were effected by the Reporting persons during the sixty (60) days preceding the date of the report. All of such transactions were open market sales.


                                                                     Price/share
        Reporting Person                    Date     # of Shares         ($)
        ----------------                    ----     -----------     -----------

         Bruce Newberg                    12/26/00      15,700          4.000
                                            1/4/01      15,600          4.000
                                            1/5/01      15,600          4.000
                                            1/9/01      15,600          4.000
                                           1/10/01     137,500          4.000
                                                       -------
                           Total                       200,000

         Jon Brooks                       11/20/00      3,700           3.595
                                          12/22/00      9,300           4.000
                                            1/4/01      9,400           4.000
                                            1/5/01      9,400           4.000
                                            1/9/01      9,400           4.000
                                           1/10/01     80,225          3.9375
                                                      -------
                           Total                      121,425


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No.  806530-10-1             SCHEDULE 13D                Page 6 of 6 Pages
          -------------                                            ---  ---


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


Date:    January 11, 2001                                  /s/ Bruce L. Newberg
                                                          ----------------------
                                                            Bruce L. Newberg


Date:    January 11, 2000
                                                           /s/ Jon Brooks
                                                          ----------------------
                                                           Jon Brooks